October 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Matthew Crispino – Staff Attorney

Re:	India Ecommerce Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed September 27, 2011 File No. 333-174889

Ladies and Gentlemen:

This letter sets forth the responses of India Ecommerce Corporation ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of October 12, 2011.  Each numbered paragraph below responds to the comment having the same number in the October 12 comment letter.

Responses to Comments:

1.	The risk factors regarding additional funding have been combined and the number of months of anticipated continued operation without funding has been added. (pages 7 and 8).

2.	The carryover language regarding managing growth had been inadvertently left in the document, and has now been deleted. (page 9).

3.	A detailed outline of the Company’s expected operations and expenses over the next 12 months has been added. (pages 17 and 18).

4.	The reference to the first commercial website has been deleted as the plans have not yet reached concrete specificity. (page 17).

5.	The consulting services have been broken down by type and dollar amount. (page 18).

6.	The items included in the $1,200,000 expense estimate have been detailed by line item and dollar amount. (page 18).

7.	Language has been added disclosing the respective hours per week that each employee devotes to the Company and the minor amount of time that is devoted to other interests. (page 25).

8.	The family relationships of these selling shareholders to the Company’s founders have been detailed in a series of additional footnotes. (pages 33 and 34).

9.	The inadvertent change in audit date was an error. It has been corrected to May 18, 2011 from March 18, 2011 on pages F-1 and F-11.

10.
Language has been added to Mr. Badjatia’s signature block clarifying that he is signing in the capacity of Principal Accounting Officer, as well as Principal Executive Officer, Principal Financial Officer and Director. (page 42).

11.	Exhibit 10.4 has been re-filed, including Schedules A and B.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ashish Badjatia
Ashish Badjatia
President